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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S G Long & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W Front St. Suite 302
(No. and Street)

Missoula	MT	59802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darla Felix 406.721.0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 W Riverside, Suite 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S G Long & Company, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TESSA GREENE
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, MT
My Commission Expires
February 11, 2024.

TESSA GREENE NOTARIAL SEAL STATE OF MONTANA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
S.G. Long & Company

We have audited the accompanying statement of financial condition of S.G. Long & Company (Company) as of June 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, the related notes (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
August 18, 2020

We have served as the Company's auditor since 2009.

COMMUNICATION WITH THOSE
CHARGED WITH GOVERNANCE

S.G. LONG & COMPANY
(A WHOLLY OWNED SUBSIDIARY OF
S.G. LONG FINANCIAL SERVICE CORP.)

August 18, 2020

MOSSADAMS

MOSSADAMS

Communications with Those Charged with Governance

To the Board of Directors
S.G. Long & Company

We have audited the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2020, and have issued our report thereon dated August 18, 2020. Additionally, we have reviewed management's statement of compliance with the exemption provisions under Rule 15c3-3 and have issued our report dated August 18, 2020. The Public Company Accounting Oversight Board (PCAOB) standards require that we provide you with the following information related to our audit.

Our Responsibility Under Standards Set by the Public Company Accounting Oversight Board (PCAOB)

As stated in our engagement letter dated April 14, 2020, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated April 14, 2020, to review management's statement included in the Company's exemption report under SEC Rule 17a-5 the identification of the provisions under which the Company claimed an exemption from SEC Rule 15c3-3; that the Company met the identified exemption provisions throughout the year without exception; and identify, if applicable, any exceptions in meeting the identified exemption provision.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in the engagement letter dated April 14, 2020, and our planning letter sent on July 17, 2020.

Significant Audit Findings and Issues

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. During 2019, the Company adopted Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). Additional disclosures have been made in the financial statements relating to one operating lease recorded by the company. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- Disclosure of related party transactions in Note 3 to the financial statements.
- Disclosure of net capital under Rule 15c3-1 in Note 4 to the financial statements.

The Company's financial statement disclosures sufficiently describe revenue recognition and related-party transactions. We suggested no modifications to these disclosures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

Required Communications

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in accordance with U.S. GAAP.

New Accounting Pronouncements

As of July 1, 2019, the Company adopted Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The amendments in this ASU require lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date; a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

The adoption of ASU No. 2016-02 resulted in the recording of a lease liability and right of use lease asset of $10,589 at June 30, 2020.

If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to you. We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Other Information in Documents Containing Audited Financial Statements

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is not expected to be modified or include explanatory language or paragraph.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.

The schedule below summarizes uncorrected misstatements of the financial statements. Management has determined their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

S.G. LONG & COMPANY
Proposed Adjusting Journal Entries
6/30/2020

	Debit/(Credit)			
Reversing effect of passed adjusting journal entries for June 30, 2019	**Assets**	**Liabilities**	**Equity**	**Impact on Net Income**
To accrue commissions receivable and payable for June, 2019 commissions	$ -	$ -	$ (6,715)	$ 6,715
Reversing effect of prior year (June 30, 2019) passed entries	**$ -**	**$ -**	**$ (6,715)**	**$ 6,715**
Effect of passed adjusting journal entries for June 30, 2020				
To accrue commissions receivable and payable for June, 2020 commissions	$ 27,767	$ 3,883	$ -	$ (31,650)
Effect of current year (June 30, 2020) passed entries	**$ 27,767**	**$ 3,883**	**$ -**	**$ (31,650)**
Total cumulative effect of passed adjustments for June 30, 2020 and 2019	**$ 27,767**	**$ 3,883**	**$ (6,715)**	**$ (24,935)**

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letters dated August 18, 2020.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" in certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Board of Directors on April 15, 2020.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This communication is intended solely for the information and use of the Board of Directors and management of S.G. Long & Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 18, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
S.G. Long & Company

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) S.G. Long & Company identified the following provisions of 17 C.F.R.§15c3-3(k) under which S.G. Long & Company claimed an exemption from 17 C.F.R. §240.15c3-3k(2)(ii) (exemption provisions), and (2) S.G. Long & Company stated that S.G. Long & Company met the identified exemption provisions throughout the most recent fiscal year without exception. S.G. Long & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.G. Long & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
August 18, 2020

SG LONG
FINANCIAL

August 18, 2020

Moss Adams LLP
601 West Riverside Ave, Suite 1800
Spokane, WA 99201

In connection with your review of S.G. Long & Company's (the "Company") claim of exemption from Rule 15c3-3 (the "Customer Protection Rule") of the Securities Exchange Act of 1934 as of June 30, 2020 and during the period from July 1, 2019 through June 30, 2020, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the exemption provisions of the Customer Protection Rule as of June 30, 2020 and during the period from July 1, 2019 through June 30, 2020.
2. We have performed an evaluation of the Company's compliance with the exemption provisions of the Customer Protection Rule. Based on this evaluation, the Company met the exemption provisions of the Customer Protection Rule under Paragraph (k)(2)(ii) as of June 30, 2020 and during the period from July 1, 2019 through June 30, 2020.
3. We have made available to you all records and other information relevant to our assertion of exemption from the Customer Protection Rule, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions, received through the date of this letter.
4. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from July 1, 2019 through June 30, 2020 and through the date of this letter.

Sincerely,
S.G. Long & Company

Signature: [signature]

Print Name: Susan Williams

Title: President

Signature: [signature]

Print Name: Darla Felix

Title: Chief Financial Officer

SG LONG
FINANCIAL

S.G. Long & Company's Exemption Report

S.G. Long & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

S.G Long & Company

I, Susan Williams, President, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: President

August 18, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
S.G. Long & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by S.G. Long & Company ("Company") and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences.
5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 18, 2020

COMMUNICATION OF INTERNAL
CONTROL RELATED MATTERS

S.G. LONG & COMPANY
(A WHOLLY OWNED SUBSIDIARY OF
S.G. LONG FINANCIAL SERVICE CORP)

August 18, 2020

MOSSADAMS

MOSSADAMS

Communication of Internal Control Related Matters

To the Board of Directors
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2020, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Board of Directors, others within the Company, and is not intended to be, and should not be used by anyone other than these specified parties.

We appreciate the opportunity to provide professional accounting services to S.G. Long & Company and the courtesy and cooperation extended to us during the audit. We are very grateful for the opportunity to be of service to S.G. Long & Company.

Moss Adams LLP

Spokane, Washington
August 18, 2020

MOSSADAMS

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplementary Information for

S.G. Long & Company

(A Wholly-Owned Subsidiary of
S.G. Long Financial Services Corp.)

June 30, 2020

CONTENTS

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2020
Cash and cash equivalents	$ 295,833
Receivables	
Clearing Organization	39,548
Other	365
Prepaid expenses	10,484
Operating Lease- Right of Use Asset	10,589
Clearing deposit	51,806
Total assets	$ 408,625

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 14,611
Operating Lease Liability	10,589
Accrued Expenses	73,620
PPP Loan	121,243
Total liabilities	220,063
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	648,648
Accumulated deficit	(460,086)
Total stockholder's equity	188,562
Total liabilities and stockholder's equity	$ 408,625

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS

	Year Ended June 30, 2020
REVENUES	
Managed accounts fees	$ 965,231
Commissions and trails	448,158
Outside fees	307,387
Administrative services	6,082
	1,726,858
EXPENSES	
Cost sharing fees	472,500
Managed fees payout	449,737
Commissions and trails payout	369,125
Outside fees payout	137,198
Broker expenses and charges	52,317
Payroll taxes	50,682
Insurance	42,249
Professional fees	29,950
Retirement plan contribution	28,372
Taxes and licenses	24,304
Rent	15,411
Computer and stock quotes	14,682
Contributions	3,975
Dues and subscriptions	1,044
Other expenses	442
	1,691,988
Income from operations	34,870
OTHER INCOME	
Investment income	12,458
Net Income before income tax	47,328
Income tax	-
Net Income	$ 47,328

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Year Ended June 30, 2020			
	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
Balance, beginning of year	31,367	$ 648,648	$ (507,414)	$ 141,234
Net Income	-	-	47,328	47,328
Balance, end of year	31,367	$ 648,648	$ (460,086)	$ 188,562

See accompanying notes.

	Year Ended June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 47,328
Adjustments to reconcile net income to net cash from operating activities	
Change in assets and liabilities	
Receivables	3,183
Prepaid expenses	147
Accounts payable and accrued liabilities	115,106
Clearing deposit	(490)
Net cash from operating activities	165,274
NET CHANGE IN CASH AND CASH EQUIVALENTS	165,274
CASH AND CASH EQUIVALENTS, beginning of year	130,559
CASH AND CASH EQUIVALENTS, end of year	$ 295,833

Note 1 – Summary of Significant Accounting Policies

Operations – S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana, and Garland, Texas, with representatives registered in various states. The Company operates as an introducing broker. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Services Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Services Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Services Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of thirteen months or less to be cash equivalents.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments – Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Leases - On June 30, 2020, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. The company recognizes and records operating lease expense for the amounts paid in accordance with the contractual terms of the operating lease. Interest expense on the lease liability and amortization of the Right of Use Asset are recorded and presented in a manner consistent with how the company reports other interest expense and amortization expense on the income statement

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $10,589 and operating lease liabilities of $10,589 as of the year ended June 30, 2020. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. The Company used a discount rate of 3.5 percent in determining the present value of the future lease payments. There was no material impact to the timing of expense or income recognition in the Company's income statement.

Revenue recognition – Securities transactions and related revenue and expenses are recorded on a trade date basis.

ASC 606 Revenues from Contracts with Customers creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. The Company's assessment of key revenue sources includes:

Note 1 – Summary of Significant Accounting Policies (continued)

Managed account fees – Managed account fees are comprised of two types of revenue: Managed Fees through RBC and Managed Fees from affiliate, SGL Investment Advisors. Managed Fees through RBC are billed in advance in January, April, July and October. Managed fees from SGLIA are billed in advance at the beginning of the calendar quarter. Fees are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Quarterly fees due from the Company's affiliate, S.G.I. Investment Advisors, are allocated over three months and billed at the beginning of each month. Any account refunds or credits are prorated over the remainder of the quarter. Fee arrangements for both types of Managed Fees are based on a percentage applied to the customer's assets under management

Commissions and trails - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Outside Fees - The Company buys and sells packaged financial products such as mutual funds, annuities and insurance products on behalf of its customers through outside companies. The outside vendor compensates The Company for these transactions with commissions, mutual fund trails and sales credits. The Company believes that the performance obligation is satisfied on the trade date or transaction date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Administrative services - Administrative services are billed on a monthly basis at the beginning of the month.

Income taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Services Corp. However, for financial statement purposes, the Company uses the "separate return method" and recognizes tax assets, liabilities and expense as if it were filing a stand-alone tax return.

Note 1 – Summary of Significant Accounting Policies (continued)

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax

positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

Deposits – The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2020.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Reclassification- Certain balances in the prior year financial statements have been reclassified to be in accordance with the current year presentation.

Subsequent events – The Company has evaluated subsequent events through August 18, 2020 and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 - Cash and Cash Equivalents

At June 30, 2020, the Company's cash and cash equivalents consisted of:

Bank accounts	$ 75,238
Certificates of deposit	$ 125,031
Money market accounts	95,564
	$ 295,833

Note 3 – Related Party Transactions

The Company has entered into a cost sharing agreement with its parent, S.G. Long Financial Services Corp., and affiliate, S.G.L. Investment Advisors, Inc., effective July 1, 2011, to allocate shared administrative expenses and fixed assets among the three companies. The Company pays a fixed monthly amount for its allocation of shared expenses. The Company's cost sharing expense was $472,500 for the year ended June 30, 2020.

The Company had a liability recorded within accounts payable of $6,114 at June 30, 2020, due to its parent, which is comprised of occupancy costs, administrative services and executive payroll. The Company also has an asset recorded in accounts receivable of $365 at June 30, 2020 due to an intercompany receivable with S.G.L. Investment Advisors, Inc.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital ratio would exceed 10 to 1). At June 30, 2020, the Company had net capital of $176,073 which was $126,073 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1.

Note 5 – Income Taxes

At June 30, 2020, the Company has gross deferred income tax assets of $142,122 that relate primarily to accumulated stand-alone tax losses as discussed further below. For financial statement purposes, the Company's taxable income or loss is measured as if it filed its own stand-alone income tax returns (although it files consolidated federal and state income tax returns with its parent, S.G. Long Financial Services Corp.). As such, the realization of its deferred income tax assets depends on the stand-alone activity of the Company. Therefore, a 100% valuation allowance has been established since the Company's future stand-alone taxable income is not reasonably assured. Accordingly, the net amount of deferred income taxes recorded on the Company's statement of financial condition was $0 as of June 30, 2020.

As of June 30, 2020, the Company has $539,720 of accumulated losses and charitable contribution carry forwards on a stand-alone basis that can offset future taxable income. The loss carry forwards will begin to expire in 2026.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company does not have any uncertain tax positions. As of June 30, 2020, there are no accrued interest or penalties recorded in the financial statements.

Note 5 – Income Taxes (continued)

The components of income tax expense consist of the following for the year ended June 30, 2020:

Deferred	
Federal	$ 7,863
State	1,997
Change in valuation allowance	(9,860)
Income Tax Expense	$ -

Note 6 – Retirement Plan

The Company sponsors a 401(k) plan (Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2020, there was no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $28,372 for the year ended June 30, 2020.

Note 7 – Paycheck Protection Program Loan

On April 10, 2020, the Company received loan proceeds of $121,243 (the "PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying companies in amounts up to 2.5 times their average monthly payroll expenses.

The PPP Loan is evidenced by a promissory note, dated as of April 10, 2020 (the "Note"), between the Company and First Interstate Bank (the "Lender"). The Note has a two-year term, bears interest at the rate of 1% per annum, and may be prepaid at any time without payment of any premium. No payments of principal or interest are due during the six-month period beginning on the date of the Note (the "Deferral Period"). The principal and accrued interest under the Note is forgivable after twenty four weeks if the Company uses the PPP Loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and otherwise complies with PPP requirements. In order to obtain forgiveness of the PPP Loan, the Company must submit a request and provide satisfactory documentation regarding its compliance with applicable requirements. The Company must repay any unforgiven principal amount of the Note, with interest, on a monthly basis following the Deferral Period. The Company used the proceeds of the PPP Loan for eligible purposes and intends to pursue forgiveness.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	June 30, 2020
NET CAPITAL	
Total stockholder's equity	$ 188,562
Nonallowable assets	
Prepaid expenses	10,484
Haircuts on certificates of deposit	2,005
	12,489
Net capital	$ 176,073
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Net capital	$ 176,073
Minimum dollar requirement	$ 50,000
Excess net capital (net capital less minimum dollar requirement)	$ 126,073
Total aggregate indebtedness per statement of financial condition	$ 98,820
Ratio of aggregate indebtedness to net capital	.56 to 1

The computation of net capital and aggregate indebtedness pursuant to SEC Rule 15c3-1 as of June 30, 2020, computed by the Company in its Form X-17A-5, Part IIA, do not differ materially from the above computation, which is based on audited financial statements.